Exhibit 99.1

Attention Business Editors:

BAYTEX ENERGY TRUST to present at the FirstEnergy Trust Conference in Montreal

CALGARY, OCT. 11/CNW/ - Notification of live webcast event:

Baytex Energy Trust

Live webcast presentation

Wednesday, October 18, 2006, 2:16 PM  EST (12:16 PM MST)

To listen and view this online event, please visit:

http://www.firstenergy.com/conf/tcfall_06/BTE_UN.html

The presentation will be available in an archived version at this link for 30 days following the live presentation.

For further information:  For more information on the webcast please visit www.firstenergy.com; or contact:  Baytex Energy Trust, Erin Hurst, Investor Relations, Ph:  (403) 538-3681